FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 - _________________

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2003	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President

Exhibit Description
Press Release: Ceragon Networks Reports Third Quarter 2003 Financial Results

Ceragon Networks® Reports Third Quarter 2003 Financial Results

        TEL AVIV, Israel, October 30, 2003 - Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the third quarter, which ended September 30, 2003. The third quarter of 2003 was Ceragon’s eighth consecutive quarter of revenue growth.

        Revenues for the quarter were $9.1 million, up from $5.0 million for the third quarter of 2002 and from $8.1 million for the second quarter of 2003. This represents an increase of 80.6% as compared to the third quarter of 2002, and an increase of 12.5% as compared to the second quarter of 2003.

        Gross profit for the third quarter of 2003 increased to $3.7 million, or 40.9% of revenues. This compares to gross profit for the third quarter of 2002 of $1.5 million, or 30.5% of revenues, and to gross profit for the second quarter of 2003 of $3.2 million, or 39.4% of revenues.

        The net loss computed in accordance with U.S. GAAP for the third quarter of 2003 improved for the eighth consecutive quarter, to $(0.7) million, or $(0.03) basic and diluted net loss per ordinary share. This compares to net loss for the third quarter of 2002 of $(3.3) million, or $(0.15) basic and diluted net loss per ordinary share, and to net loss for the second quarter of 2003 of $(1.2) million, or $(0.05) basic and diluted net loss per ordinary share. The company ended the third quarter of 2003 with $39.3 million in cash and liquid investments.

        “Ceragon has continued on the course we set two years ago, gaining significant market share. We’ve recorded eight consecutive quarters of growth and just about tripled our quarterly revenues, while at the same time showing impressive gross margins” said Shraga Katz, president and CEO, Ceragon Networks Ltd. “I am confident that 2003 will be a record year for Ceragon and I believe that 2004 will be even better.”

        A conference call discussing Ceragon’s results for the second quarter of 2003 will take place today, October 30, 2003, at 11:00 a.m. (EDT). Details can be found on Ceragon’s website at www.ceragon.com. The live call and its replay will be accessible on Ceragon’s website. The replay will be available through November 3, 2003.

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Ceragon Reports Third Quarter 2003 Results - 2

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks and private networks. Ceragon’s modular FibeAir™ product family operates across multiple frequencies from 6 to 38 GHz, supports integrated high-capacity services from 155 to 622 Mbps over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 100 customers in more than 45 countries. More information is available at www.ceragon.com.

Ceragon Networks,® CeraView,® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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        Ceragon Reports Third Quarter 2003 Results - 3

CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	Unaudited
Revenues	$24,254	$12,323	$9,114	$5,047	$18,394
Cost of revenues	14,727	8,817	5,385	3,507	12,791

Gross profit	9,527	3,506	3,729	1,540	5,603

Operating expenses:
Research and development	6,625	6,781	2,228	2,285	9,143
Less: participation by the Chief
Scientist of the Government of
Israel	1,413	1,326	472	480	1,870

Research and development, net	5,212	5,455	1,756	1,805	7,273
Selling and marketing	6,977	6,820	2,343	2,236	9,130
General and administrative	1,594	1,521	552	480	2,031
Amortization of deferred stock
compensation (a)	1,110	2,399	308	679	2,974
Non-recurring expenses (income),
net	(537)	-	(222)	-	83

Total operating expenses	14,356	16,195	4,737	5,200	21,491

Operating loss	(4,829)	(12,689)	(1,008)	(3,660)	(15,888)
Financial income, net	814	1,236	315	369	1,528

Net loss	$(4,015)	$(11,453)	$(693)	$(3,291)	$(14,360)

Basic and diluted net loss per share	$(0.18)	$(0.51)	$(0.03)	$(0.15)	$(0.64)

Weighted average number of shares
used in computing basic and
diluted net loss per share	22,836,180	22,334,970	23,118,719	22,425,096	22,375,939

(a) Amortization of deferred
stock compensation relates to
the following:

Cost of revenues	$86	$167	$24	$49	$214
Research and development	328	781	95	218	958
Selling and marketing	430	862	115	238	1,072
General and administrative	266	589	74	174	730

Total amortization of deferred
stock compensation	$1,110	$2,399	$308	$679	$2,974

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        Ceragon Reports Third Quarter 2003 Results - 4

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2003	December 31, 2002
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,628	$4,688
Short-term bank deposits	10,279	10,853
Marketable securities	6,255	11,743
Trade receivables, net	5,238	4,329
Other accounts receivable and prepaid expenses	2,341	1,268
Inventories	8,901	8,054

Total current assets	40,642	40,935

LONG-TERM INVESTMENTS:
Long-term marketable securities	969	11,675
Long-term bank deposits	14,175	4,214
Severance pay funds	1,550	1,200

Total long-term investments	16,694	17,089

PROPERTY AND EQUIPMENT, NET	2,773	3,616

Total assets	$60,109	$61,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,241	$5,744
Other accounts payable and accrued expenses	4,805	4,805

Total current liabilities	11,046	10,549

ACCRUED SEVERANCE PAY	2,328	1,825

SHAREHOLDERS' EQUITY:
Share capital	169,054	167,570
Accumulated deficit	(122,319)	(118,304)

Total shareholders' equity	46,735	49,266

Total liabilities and shareholders' equity	$60,109	$61,640

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Ceragon Reports Third Quarter 2003 Results - 5

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

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